

February 26, 2010

Via US Mail and Facsimile to (732) 249-5548

Mr. John S. Fitzgerald
Acting President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

Re: **Magyar Bancorp, Inc.**
     Form 10-K for Fiscal Year Ended September 30, 2009
     Filed December 21, 2009
     Form 10-Q for Fiscal Quarter Ended December 31, 2009
     File Number: 000-51726

Dear Mr. Fitzgerald:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed December 21, 2009

Critical Accounting Policies

Allowance for Loan Loss, page 43

1. We note disclosures relating to your allowance for loan losses distinguishing between your specific and general allowance for loan losses. For purposes of better understanding how you determined the level of general allowances for your loan portfolio, please provide us with a comprehensive analysis supporting a general allowance of $5.8M as of both September 30, 2009 and December 31, 2009. In your response, please specifically address the following:

    *   How you segregate your loan portfolio into different categories. Please provide us with your segregated loan portfolio as of September 30, 2009 and December 31, 2009;
    *   How you determine the initial risk weightings in addition to how often and what would trigger changes to risk weightings;
    *   Further explain how you analyze historical loss experience and delinquency trends. In this regard, please tell us how far back your loss experience and delinquency trends are incorporated into your analysis along with the reasons supporting this look back period;
    *   Tell us further how you incorporate general economic conditions and geographic and industry concentrations into your general allowance for loans losses and how this is reflected in your general allowance as of both September 30, 2009 and December 31, 2009. In this regard, tell us how you benchmark these factors to ensure appropriateness;
    *   How you determine which loans to review for specific allowances and those which to collectively review for impairment and therefore are subject to a general allowance; and
    *   We note that you have $19.6M of interest-only mortgage loans as of September 30, 2009 for which you disclose had an average original loan-to-value of 67.7% and a current average loan-to-value of 65.7%. Please tell us the how you determined the current average loan-to-value for these loans. Additionally, based upon the increased inherent risks in these loans, please tell us the general allowance associated with these loans and how these amounts were determined, as applicable.

2. As a related matter, we note that in your Form 8-K filed on December 1, 2009 that for the three months ended September 30, 2009, you recognized $621K in provision for loan losses despite significantly higher net charge-offs of $2.4M during this same time period. We also note similar disclosures relating to your recognition of $400K of provisions and $388K of net charge-offs, as included on

page 27 of your Form 10-Q for the three months ended December 31, 2009. Based upon your disclosure, it appears that all of the charge-offs related to impaired collateral dependent loans. As a result of the net decrease in your allowance for loan losses as of September 30, 2009 as compared to June 30, 2009, tell us how your allowance for loan losses is appropriate considering the following:

- Net charge-offs to average loans outstanding was 1.61% compared to the allowance for loan losses to total loans was 1.31% as of September 30, 2009. We note also per review of your most recent Form 10-Q for the period ended December 31, 2009 that your allowance for loan losses to total loans was relatively unchanged at 1.32%;
- The allowance for loan losses to total non performing loans was 17.34% as of September 30, 2009 and 19.2% as of December 31, 2009; and
- Total non-performing loans to total loans was 7.5% and 6.9% as of September 30, 2009 and December 31, 2009, respectively.

3. We note from prior responses that you engage an independent loan review company to review your construction, commercial and industrial, commercial real estate mortgages, and multifamily mortgages on a quarterly basis. We also note that during the fourth quarter, they also reviewed your criticized and classified portfolio, including non-accrual loans. Please detail the findings and results of this review in your response, including any actual plans, methodology changes or other actions taken retrospectively, concurrently or prospectively. Additionally, please compare and contrast the results of this review to your determination of the allowance for loan losses and related provision for loan losses recorded during the period ended September 30, 2009 and why you believe these amounts were appropriate.

4. We also note from prior responses that the FDIC recently performed their annual review of the adequacy of your allowance for loan losses. Please tell us whether, subsequent to this review, you have made or plan to make any material changes to your allowance for loan loss methodology. If so, please detail the nature of these changes and explain why you believe your allowance for loan losses and related provisions for loan losses and allowance for loan losses were appropriate for the last two fiscal years ended and most recent interim period ended.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant